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                        M U L T I M E D I A,  I N C.
                         T H I R D  Q U A R T E R
                                R E P O R T
                            1     9     9     4

                                     3
                                 NEWSPAPERS
                                BROADCASTING
                               ENTERTAINMENT
                              CABLE TELEVISION
                                  SECURITY

                          A LETTER TO OUR SHAREHOLDERS
Multimedia reported net earnings of $30.5 million and earnings per share of $.80 for the third quarter that ended September 30, 1994. The results include an after-tax gain of $13.4 million or $.35 per share on the sale of the Company's wireless cable systems in August, as well as an after-tax loss of $1.8 million or $.05 per share on the closing of its made-for-television movie business. Earnings from ongoing opera-tions of $19.0 million or $.50 per share represented increases of 4.0% and 4.2%, respectively, over the prior-year period.
    Third quarter revenues increased 3.3% to $152.7 million compared with $147.8 million in last year's third quarter. Excluding the effect of divested operations, revenues for the third quarter rose 5.8% to $151.0 million. Operating profit for the quarter was up 4.3% to $47.7 million.
    Net earnings totaled $67.2 million for the first nine months of the year, and earnings per share were $1.76. Excluding the gain on the sales of the radio properties and the wireless cable operations, and the loss from the television movie business, net earnings for the first three quarters were $53.6 million, and earnings per share were $1.41. For the same period in 1993, net earnings were $50.3 million, and earnings per share were $1.32. These 1993 results exclude a gain of $27.7 million and $.72 per share on the sale of assets, accounting changes and a decrease in income tax resulting from the resolution of an IRS examination.
    Our newspaper and broadcasting operations continued to perform well during the third quarter. Excluding the effect of divested properties, Broadcasting Division revenues increased 6.5%, and operating profit increased 28.7%. Newspaper Division revenues and operating profit again posted double-digit gains. However, the division's profit growth was slower than the pace of the first six months.
    Multimedia Cablevision's reported revenues were flat compared with last year's third quarter due to the effect of the second round of cable rate reductions, which began on July 15. Excluding the results of the wireless cable operations sold in August, Cablevision revenues rose 1.2% this quarter.
    The Entertainment Division's third quarter revenues, excluding the discontinued movie operation, were $33.9 million, a slight increase over the prior-year period.
    During the quarter the Company announced two major contract renewals. Phil Donahue, host of television's longest-running talk show, signed a new contract to continue to host DONAHUE through August 1996. His former contract would have expired in August 1995.
    In addition, Rush Limbaugh signed a new contract to continue RUSH LIMBAUGH, THE TELEVISION SHOW, through August 1998. The program, now in its third year, is the highest-rated late-night syndicated talk show.
    Entertainment introduced two new daily talk shows in September: DENNIS PRAGER and SUSAN POWTER.
    The Talk Channel, Multimedia's news-talk cable network, was launched on October 1, and we are pleased with the initial response to the channel. Our goal is to create an asset with high intrinsic value.
    Multimedia Security Service moved into its new headquarters in Wichita in August. Security now serves more than 62,000 subscribers, and the new building will accommodate growth to a quarter of a million subscribers.
    James M. Hart was named president of Multimedia's Broadcasting Division on September 1. Hart had most recently served as vice president and general manager of Multimedia's WBIR-TV in Knoxville, where he maintained one of the highest-ranking news operations in the top 100 markets. In addition, Thomas L. Magaha, formerly vice president -- finance and development, will now devote his full attention to the analysis of joint ventures, strategic alliances and new products in our five divisions, and will report directly to me. Frederick G. Lohman, former controller of our broadcasting operations, was named vice president -- controller of the Company. These changes were made so that we can more effectively refine and execute our strategic plan and pursue new business opportunities.
                                                                November 4, 1994
(Signature of Donald D. Sbarra)
Donald D. Sbarra
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

THREE MONTHS HIGHLIGHTS
(UNAUDITED)

(IN THOUSANDS)
                                             1994       1993
REVENUES:
  Newspapers.............................. $ 37,196     33,463
  Broadcasting............................   33,216     32,124
  Cable...................................   40,912     41,023
  Entertainment...........................   34,883     36,618
  Security                                    6,443      4,588
                                           $152,650    147,816
OPERATING PROFITS:
  Newspapers.............................. $ 10,283      9,051
  Broadcasting............................   10,043      7,729
  Cable...................................   12,965     14,169
  Entertainment...........................   17,151     17,928
  Security................................      885        469
  Corporate                                  (3,614)    (3,609)
                                           $ 47,713     45,737

Multimedia, Inc. and Subsidiaries
Consolidated Statements of Earnings
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993
(UNAUDITED)
(IN THOUSANDS EXCEPT PER-SHARE DATA)

                                                         Three Months           Nine Months
                                                        1994       1993       1994       1993
Operating revenues:
  Newspapers.......................................   $ 37,196     33,463    108,297     98,441
  Broadcasting (Note 1)............................     33,216     32,124    100,071     96,998
  Cable............................................     40,912     41,023    124,114    123,509
  Entertainment....................................     34,883     36,618    107,738    113,733
  Security                                               6,443      4,588     18,080     11,718
      Total operating revenues                         152,650    147,816    458,300    444,399
Operating costs and expenses:
  Production.......................................     53,242     53,208    162,121    165,714
  Selling, general and administrative..............     39,040     36,367    115,719    110,652
  Depreciation.....................................      9,082      9,075     30,713     26,522
  Amortization                                           3,573      3,429     11,265     11,039
      Total operating costs and expenses               104,937    102,079    319,818    313,927
Operating profit...................................     47,713     45,737    138,482    130,472
Interest expense...................................     14,829     15,485     44,604     46,667
Other income (expense), net                             19,115       (644)    21,292      1,886
      Earnings before income taxes, minority
        interest and cumulative effect of changes
        in accounting principles...................     51,999     29,608    115,170     85,691
Income taxes.......................................     21,580         68     47,796     23,062
Minority interest                                           50        701       (128)     1,077
Earnings before cumulative effect of changes in
  accounting principles............................     30,469     30,241     67,246     63,706
Cumulative effect of changes in accounting
  principles (Note 2)                                       --         --         --     14,332
Net earnings                                          $ 30,469     30,241     67,246     78,038
Per share of common stock:
  Earnings before cumulative effect of changes in
    accounting principles..........................   $    .80        .79       1.76       1.67
  Cumulative effect of changes in accounting
    principles.....................................         --         --         --        .37
  Net earnings.....................................   $    .80        .79       1.76       2.04
  Cash dividends...................................         --         --         --         --
Weighted average shares............................     38,285     38,369     38,282     38,330

Note 1: Beginning January 1, 1994, Multimedia Broadcasting began reporting operating revenues net of agency commissions and national representative fees. The 1993 amounts have been restated to reflect this change.
Note 2: Effective January 1, 1993, the Company adopted Statements of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cumulative effect of the adoption of SFAS No. 109 was to increase 1993 first quarter earnings by $15.4 million ($.40 per share). The cumulative effect of the adoption of SFAS No. 106 was a decrease in 1993 first quarter earnings, net of tax benefit, of $1.1 million ($.03 per share).

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Multimedia, Inc. and Subsidiaries
Consolidated Balance Sheets
SEPTEMBER 30, 1994 AND DECEMBER 31, 1993
(UNAUDITED)
(IN THOUSANDS)

                                                        SEPTEMBER 30,    December 31,
                                                            1994             1993
ASSETS
Current assets:
  Cash and cash equivalents.............................   $   7,000         11,034
  Net trade accounts receivable.........................      79,498         85,756
  Inventories...........................................       4,194          4,408
  Deferred income tax benefits..........................       9,414          8,856
  Film contract rights..................................      10,442          8,476
  Deferred program costs................................      16,190          9,670
  Prepaid expenses                                            5,491           5,516
       Total current assets                                 132,229         133,716
Property, plant and equipment, at cost..................     538,366        500,133
  Less accumulated depreciation                            (280,793)       (259,371)
       Net property, plant and equipment                    257,573         240,762
Intangible assets, net..................................     245,877        251,356
Other assets                                                 28,453          29,340
                                                          $ 664,132         655,174
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current installments of long-term debt................   $  43,725            393
  Accounts payable......................................      22,186         20,557
  Accrued interest......................................      12,711          2,999
  Accrued payroll.......................................       7,256          5,884
  Accrued expenses......................................      33,822         30,465
  Income taxes payable..................................      17,479         15,432
  Film contracts payable................................      10,626          8,540
  Unearned income                                            20,638          19,416
       Total current liabilities                            168,443         103,686
Long-term debt..........................................     531,935        664,604
Deferred income taxes...................................      46,013         44,046
Other liabilities.......................................       3,958          2,837
Minority interest                                            17,649          17,521
Stockholders' equity (deficit):
  Common stock..........................................       3,758          3,721
  Additional paid-in capital............................     184,060        177,689
  Retained earnings (deficit)                              (291,684)       (358,930)
       Total stockholders' equity (deficit)                (103,866)       (177,520)
                                                          $ 664,132         655,174

Multimedia, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993
(UNAUDITED)
(IN THOUSANDS)

                                                                        1994       1993
Net cash provided by operating activities                             $139,583    116,804
Additions to property, plant and equipment.........................    (58,379)   (32,752)
Acquisitions of properties.........................................    (10,713)   (10,410)
Other                                                                   20,067     (2,822)
  Net cash provided by (used for) investing activities                 (49,025)   (45,984)
Long-term debt retired.............................................    (89,337)   (63,332)
Other                                                                   (5,255)    (7,142)
  Net cash provided by (used for) financing activities                 (94,592)   (70,474)
Increase (decrease) in cash and cash equivalents...................     (4,034)       346
Cash and cash equivalents, beginning of year                            11,034      4,598
Cash and cash equivalents, end of period                              $  7,000      4,944

Note 1. Net cash provided by operating activities is further analyzed as follows:

                                                                        1994       1993
Operating profit plus depreciation and amortization and
  amortization of stock options:
  Newspapers.......................................................   $ 35,362     30,446
  Broadcasting.....................................................     38,957     31,776
  Cable............................................................     62,972     63,831
  Entertainment....................................................     47,832     48,457
  Security.........................................................      6,753      4,212
  Corporate                                                             (8,789)    (7,366)
                                                                       183,087    171,356
Interest expense less amortization of debt
  issue costs......................................................    (43,767)   (45,830)
Change in current assets and liabilities...........................     15,493     12,884
Other                                                                  (15,230)   (21,606)
                                                                      $139,583    116,804

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                       MULTIMEDIA, INC. AND SUBSIDIARIES
MULTIMEDIA
NEWSPAPERS
ALABAMA
DAILY AND SUNDAY:
The Montgomery Advertiser
ARKANSAS
DAILY:
The Baxter Bulletin
  (Mountain Home)
GEORGIA
DAILY:
The Moultrie Observer
NORTH CAROLINA
DAILY AND SUNDAY:
Asheville Citizen-Times
OHIO
DAILIES:
Gallipolis Daily Tribune
The Daily Sentinel
  (Pomeroy)
SUNDAY:
Sunday Times-Sentinel
  (Gallipolis)
SOUTH CAROLINA
DAILIES:
The Greenville News
Greenville Piedmont
SUNDAY:
The Greenville News
TENNESSEE
DAILY:
The Leaf-Chronicle
  (Clarksville)
MONTHLY:
Music City News
The Gospel Voice
  (Nashville)
TELEVISION PRODUCTION:
  TNN Music City News
  Country Awards
VIRGINIA
DAILY AND SUNDAY:
The Daily News-Leader
  (Staunton)
WEST VIRGINIA
DAILY:
Point Pleasant Register
MULTIMEDIA
BROADCASTING
Television
GEORGIA
Macon: WMAZ-TV (CBS)
MISSOURI
St. Louis: KSDK (NBC)
OHIO
Cincinnati: WLWT (NBC)
Cleveland: WKYC (NBC)
TENNESSEE
Knoxville: WBIR-TV (NBC)
Radio
GEORGIA
Macon: WAYS(FM)
WMAZ-AM
SOUTH CAROLINA
Greenville: WFBC-AM/(FM)
Spartanburg: WORD-AM
MULTIMEDIA
ENTERTAINMENT
Donahue/Sally Jessy Raphael/
Pozner & Donahue/Jerry Springer/Rush Limbaugh,
The Television Show/Susan Powter/Dennis Prager
The Talk Channel
Multimedia Motion Pictures
MULTIMEDIA
CABLEVISION
Multimedia operates more than 125 cable television franchises in Kansas, Illinois, Indiana, North Carolina and Oklahoma and serves approximately 428,000 basic subscribers.
MULTIMEDIA
SECURITY
Multimedia serves more than 62,000 security alarm subscribers.
MULTIMEDIA, INC.
P.O. Box 1688
Greenville, SC 29602
(803) 298-4373
                        IMPORTANT NOTICE TO SHAREHOLDERS
Wachovia Bank of North Carolina, N.A. is the transfer agent and registrar for Multimedia, Inc. All communications regarding shareholdings or transfer of your shares should be directed to: Wachovia Bank of North Carolina, N.A., Corporate Trust Department, P.O. Box 3001, Winston-Salem, North Carolina 27102. 1-800-633-4236 Toll-Free Telephone Number for Shareholder Services.

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MULTIMEDIA, INC.
P.O. BOX 1688
GREENVILLE, SC 29602